August 8, 2019

Eva Boratto
Executive Vice President and Chief Financial Officer
CVS Health Corporation
One CVS Drive
Woonsocket, RI 02895

       Re: CVS Health Corporation
           Form 10-K for Fiscal Year Ended December 31, 2018
           Form 8-K Filed May 1, 2019
           Response dated July 10, 2019
           File No. 001-01011

Dear Ms. Boratto:

        We have reviewed your July 10, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 18, 2019 letter.

Form 8-K Filed May 1, 2019

Non-GAAP Financial Information, page 11

1. We note your response to prior comment 1 and your proposed enhanced disclosure related to the non-GAAP financial measure you identify as adjusted net income that excludes the amortization of acquired intangibles. It is not clear why you exclude amortization of acquired intangible assets on the basis that it does not directly result from your core operations, considering that these measures include revenue from core operations generated in part by acquired assets. Please explain and revise your disclosures to more clearly describe the nature of the amortization being excluded and why, and clarify that although amortization of these acquired intangibles is being excluded, revenue generated from these assets is not.
 Eva Boratto
CVS Health Corporation
August 8, 2019
Page 2

       You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if
you have questions.



                                                       Sincerely,

FirstName LastNameEva Boratto                          Division of Corporation
Finance
                                                       Office of Beverages,
Apparel and
Comapany NameCVS Health Corporation
                                                       Mining
August 8, 2019 Page 2
cc:       Lona Nallengara
FirstName LastName